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                              January 5, 2024

       Michael Cribari
       Chief Executive Officer
       High Roller Technologies, Inc.
       400 South 4th Street, Suite 500-#390
       Las Vegas, Nevada 89101

                                                        Re: High Roller
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 20,
2023
                                                            File No. 333-276176

       Dear Michael Cribari:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed December 20, 2023

       Risk Factors, page 8

   1. We note the exclusive forum provision in Article TWELFTH of Exhibit 3.1 and that the
                                                        Court of Chancery of
the State of Delaware is the exclusive forum for certain litigation, including any
"derivative action." Please describe this provision in an appropriate section of the prospectus,
including the applicability of this provision to the Securities Act and
                                                        Exchange Act. Please
add risk factor disclosure to describe any risks or other impacts of the provision on
investors, such as increased costs to bring a claim and that these provisions can
discourage claims or limit investors' ability to bring a claim in a judicial form that they find
favorable, and address any uncertainty about enforceability.
       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Interest expense, net, page 49

   2. We note the increase in interest expense, net is linked to non cash interest expense related to lease obligations.
Please explain the amount and nature of your non cash interest
 Michael Cribari
High Roller Technologies, Inc.
January 5, 2024
Page 2
       expense and differentiate it from non cash lease expense noted on your Statements of
       Cash Flows. Please provide any relevant accounting literature that supports your response.
Licenses, page 55

3. We note that the Domain License Agreement filed as Exhibit 10.14 remains in force until
       December 31, 2022 but may be extended. Please disclose the current termination date in the prospectus. To the extent you have extended the term of the agreement, please file the extension agreement as an exhibit.
General

4. We note your response to comment 7 and reissue in part. You disclose the soft launch of your second brand, Fruta.com. However, you did not revise your disclosures under
       Management's Discussion and Analysis to address the impact of the launch or other commitments or uncertainties this launch or any future planned launch has had, or may have, on your financial condition, operations, liquidity, or capital position. Please revise to include this disclosure or in the alternative please indicate that you do not believe this launch, or planned launches, have a material impact that requires disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Cribari
                                                              Division of
Corporation Finance
Comapany NameHigh Roller Technologies, Inc.
                                                              Office of Trade &
Services
January 5, 2024 Page 2
cc:       Aaron A. Grunfeld, Esq.
FirstName LastName